Exhibit 3.2

AMENDMENT NO. 1

TO THE SECOND AMENDED AND RESTATED BYLAWS

OF

SEAWORLD ENTERTAINMENT, INC.

1.The Second Amended and Restated Bylaws of SeaWorld Entertainment, Inc. are hereby amended by replacing the last sentence of Section 2.06 with the following text:

Except as otherwise expressly provided by the Amended and Restated Certificate of Incorporation or these Bylaws, at any meeting for the election of directors at which a quorum is present, each director shall be elected by the vote of the majority of the votes cast with respect to the director’s election; provided, however, that if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement for such meeting (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected at such meeting (a “contested election”), the directors shall be elected by a plurality of the votes cast. For purposes of this section, “a majority of the votes cast” means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that director’s election). Any incumbent director nominee who fails to receive a majority of the votes cast in an election that is not a contested election shall offer to tender his or her resignation to the Board in accordance with the policies and procedures adopted by the Board from time to time. In accordance with such policies and procedures, the Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject such resignation, or whether other action should be taken, and the Board will act taking into account the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. Except as otherwise provided in the Amended and Restated Certificate of Incorporation, each director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

2.The Second Amended and Restated Bylaws of SeaWorld Entertainment, Inc. are hereby amended by deleting Section 3.05, and inserting the following in lieu thereof:

“SECTION 3.05 Vacancies and Newly Created Directorships. Except as otherwise provided by law and subject to the Stockholders Agreement, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Amended and Restated Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office for the term set forth in the Amended and Restated Certificate of Incorporation.”

3.Except as set forth in this Amendment No. 1 to the Second Amended and Restated Bylaws of SeaWorld Entertainment, Inc., the Second Amended and Restated Bylaws of SeaWorld Entertainment, Inc. remain in full force and effect.